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                                                                    EXHIBIT 20.1

                                 PRESS RELEASE
                                                  [LOGO OF AVIVA APPEARS HERE]
For immediate release

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                   AVIVA REPORTS PROGRESS ON U.S. OPERATIONS
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DALLAS, TEXAS, OCTOBER 2, 1996 . . . .Aviva Petroleum Inc. (AMEX: "AVV"), the
Dallas based oil and gas exploration company reported today on its operations in the U.S.

In the Gulf of Mexico, the Company's JA-7 well has recently been completed. Initial pressures and flow rates are being monitored and will be announced following a short build up period. The completion rig has been moved from the JA-7 well to the JA-1 well to tap previously untested gas and oil zones which appear to be enhanced by electric log information obtained in the JA-7 well. Successful culmination of this program is expected to substantially increase current production from, and reserves underlying, the Main Pass 41 field, in which Aviva has a 35% working interest and is the field operator.

At Breton Sound, in Louisiana State waters, the Company has completed interpretation of 3-D seismic data over its Breton Sound 31 field. The data indicates 2 deep and several shallow gas prospects underlying the field, which Aviva also operates with an approximately 60% working interest. Aviva's acreage is immediately adjacent to acreage held by a major company on which a deep discovery was announced in 1995. Initial daily rates quoted from that discovery well were 10.6 million cubic feet of gas and 779 barrels of oil.

Aviva Petroleum is engaged in the exploration for and the development and production of oil and gas in Colombia and onshore and offshore in the United States. Aviva's common stock is also quoted on the London Stock Exchange (symbol "AVP").

Cautionary Statement Regarding Forward-Looking Information:
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The above statements are based on current expectations.  These statements are forward looking and actual results may differ materially. Factors which could materially affect the Company's plans in the future are general economic conditions; the timing of environmental and other necessary administrative permits; the impact of the activities of OPEC and other competitors; the impact of possible geopolitical occurrences world-wide; the results of financing efforts; changes in laws and regulations; capacity, deliverability and supply constraints or difficulties, unforeseen engineering and mechanical or technological difficulties in drilling or working-over wells, and other risks described in the Company's filings with the Securities and Exchange Commission. Because of the foregoing matters, the Company's actual results for 1996 and beyond could differ materially from those expressed in the above-described forward-looking statements.

Further Information:

Ron Suttill
Aviva Petroleum Inc.
Dallas, Texas
214 691 3464